[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-3716 william.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

December 11, 2013

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184887)
Registration Statement on Form N-4 (File No. 333-184888)
Registration Statement on Form N-4 (File No. 333-184890)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184889)
Registration Statement on Form N-4 (File No. 333-184891)
Registration Statement on Form N-4 (File No. 333-184892)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on Friday, December 6, 2013 in connection with the above-referenced registration statements.  These additional comments relate to our response letter dated December 2, 2013 that addressed the initial set of Staff comments.  The Staff also made new comments.

As noted in our discussions with the Staff, the comments relate to the prospectus that was filed for Pruco Life’s Prudential Premier Series (File No. 333-184887) in Post-Effective Amendment No. 2 to the N-4 registration statement.  We are responding to these comments with the understanding that the same comments apply, as applicable, to the other registration statements referenced above.

The revisions to the prospectus disclosure noted below were included in the Post-Effective Amendment No. 3 under Rule 485(a) for each registration statement, filed on Monday, December 9, 2013.  Those post-effective amendments also include exhibits, financial statements (with consent of our independent auditor) and a letter requesting acceleration of the effective date.

Comments 1 – 5 relate to the Staff’s follow-up comments to our earlier correspondence.  Comments 6 – 9 are new comments.  We address all comments below:

1.	Comment:

Rate Sheet Prospectus Supplement

In the supplement that shows the rates, the Staff believes the disclosure should minimize confusion as to what the rates are for the investor.

Response:
We have revised the disclosure in prospectus supplement to make clear that the Roll-Up Rate and Withdrawal Percentages reflected in a subsequent prospectus supplement would not apply if the investor has signed an annuity application based on the then current prospectus supplement.

2.	Comment:

Optional Living Benefits (Page 41)
In the section entitled “Optional Living Benefits” confirm that the key that shows the differences between labels in the underlying contract and prospectus apply only to labels for the optional living benefits.

Response:
We confirm that this is the case.

3.	Comment:

Market Value Adjustment Options (Page 18)

In the section entitled “Market Value Adjustment Options”, make it clear that only the DCA MVA options are available with an optional living benefit.

Response:
We have revised the disclosure to make it clear that the DCA MVA options are the only market value adjustment options available with the optional living benefits.

4.	Comment:

Highest Daily Lifetime Income v3.0 Benefit (Page 42)

With respect to the earlier correspondence under your response to “Comment 13”, please add back the following disclosure that was deleted:

You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of Excess Income that result in your Unadjusted Account Value being reduced to zero.

Response:
We have revised the disclosure in response to this comment.

5.	Comment:

Spousal Highest Daily Lifetime Income v3.0 Benefit (Page 55)

In the event of a divorce, please disclosure whether the amount withdrawn would be subject to a contingent deferred sales charge.

Response:
We have revised the disclosure to make it clear that a contingent deferred sales charge would apply for a withdrawal from the contract in connection with a divorce.

6.	Comment:

Glossary of Terms
For the definition of Secure Value Account, please add that the amounts in the Secure Value Account are subject to our claims paying ability.

Response:
We have revised the definition in response to this comment.

7.	Comment:

Additional Purchase Payments (Page 25)
Please make it clear that the Company has the right to suspend acceptance of contributions in the future even though there is a current limitation of $50,000.

Response:
We have revised the disclosure in this section to make clear that the Company has the right to revise its rules regarding additional purchase payments notwithstanding the current limitation of $50,000 each benefit year.

8.	Comment:

Electing an Optional Living Benefit – Secure Value Account (Page 41)
Please add disclosure that the investor will receive a confirmation stating the annual interest crediting rate for the Secure Value Account.

Response:
We have revised the disclosure in this section in response to this comment.

9.	Comment:

General Account (Page 99)
Revise the disclosure describing the General Account to include reference to the Secure Value Account.

Response:
We have revised the disclosure in this section in response to this comment.

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Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from this responsibility; and

•	the registrant may not assert this action or the staff’s comments as a defense in any proceeding initiating by the Commission or any person under the federal securities laws of the United States.

Please call me at (973) 802-3716 if you have any questions.

 Sincerely,

                        Pruco Life Insurance Company

                         By:  /s/William J. Evers
                   William J. Evers
                                      Vice President, Corporate Counsel